Morgan Stanley Institutional Fund, Inc.

522 Fifth Avenue

New York, New York 10036

CIK: 836487

April 15, 2021

Ms. Valerie Lithotomas

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Morgan Stanley Institutional Fund, Inc. – Request for Withdrawal of a Post-Effective Amendment to the Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 033-23166 and 811-05624)

Dear Ms. Lithotomas:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Morgan Stanley Institutional Fund, Inc. (the “Fund”) hereby requests withdrawal of the following Post-Effective Amendment (the “Amendment”) to the Fund’s Registration Statement filed on Form N-1A (File Nos. 033-23166 and 811-05624) relating to Class IS shares of the Global Insight Portfolio (the “Portfolio”):

Post-Effective Amendment No.	Filing Date	EDGAR Submission Type	Accession Number
235	3/12/2021	485APOS	0001133228-21-001307

The Fund is making this application for withdrawal of the Amendment because it was inadvertently coded under the incorrect series of the Fund. No Class IS shares of the Portfolio have been issued or sold, or will be issued or sold, in connection with the Amendment filed on March 12, 2021. This filing relates solely to the Class IS shares of the Portfolio. This filing is not intended to amend, supersede or affect any other filings relating to any other classes of the Portfolio or series of the Fund.

The Fund respectfully submits that withdrawal of the Amendment is consistent with the public interest and the protection of investors. If you have any questions, please contact me at (212) 296 - 0539.

Thank you,

/s/ Michael J. Key
Michael J. Key
Vice President